Exhibit 21

                              LIST OF SUBSIDIARIES

1. Stevia Asia Limited, a company incorporated under the companies ordinance of Hong Kong

2. Stevia Technew Limited, a company incorporated under the companies ordinance of Hong Kong

3. Stevia Ventures International Ltd., a corporation organized under the laws of the British Virgin Islands